Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 AND THE YEARS ENDED DECEMBER 31, 2017, 2016, 2015, 2014 AND 2013

(dollars in thousands)

	For the Nine Months Ended September 30, 2018	Years Ended December 31,
		2017	2016	2015	2014	2013
Fixed Charges:
Interest expense on indebtedness	$—	$—	$—	$—	$195	$570
Non-cash interest expense and other	—	—	—	—	12,219	1,155
Estimated interest component of rent expenses	189	265	293	291	290	290
Non-cash preferred stock dividends	—	—	—	—	4,468	—

Total fixed charges	$189	$265	$293	$291	$17,172	$2,015

Earnings (loss):
Net loss	$(43,620)	$(15,518)	$(28,538)	$(25,121)	$(34,618)	$(23,621)
Fixed charges per above	189	265	293	291	17,172	2,015

Total earnings (loss)	$(43,431)	$(15,253)	$(28,245)	$(24,830)	$(17,446)	$(21,606)

Ratio of earnings (loss) to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of earnings (loss) to fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	N/A	N/A

Deficiency of earnings available to cover fixed charges and preferred stock dividends (1)	$(43,620)	$(15,518)	$(28,538)	$(25,121)	$(34,618)	$(23,621)

For purposes of calculating the ratio above, total earnings (loss) consist of income (loss) before income taxes and fixed charges. Fixed charges include interest expense, non-cash interest expense and other, and an estimate of the interest expense within rental expense.

(1):	Adjusted earnings, as described above, were insufficient to cover fixed charges each year.